Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(unaudited)

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May 11, 2020

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2020 and December 31, 2019

(In thousands of United States dollars, unaudited)

	Note	March 31, 2020	December 31, 2019
		$	$
ASSETS

Current assets:
Cash and cash equivalents		36,915	42,980
Trade and other receivables	4	24,457	31,892
Income tax receivable		4,131	1,471
Prepaid expenses		1,687	1,904
Inventories	5	24,661	26,053
		91,851	104,300

Non-current assets:
Property, plant and equipment	6	306,446	305,115
Deferred income tax		1,009	2,032
Total assets		399,306	411,447

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	34,895	44,910
Income tax payable		692	1,355
Decommissioning liability		1,100	865
Other liabilities		5,971	7,248
		42,658	54,378

Non-current liabilities:
Loans payable	8	99,474	99,814
Deferred income tax		30,252	27,653
Decommissioning liability		15,742	16,029
Other liabilities		1,272	1,554
Total liabilities		189,398	199,428

EQUITY
Share capital	9	230,980	230,456
Accumulated deficit		(67,108)	(65,239)
Other reserves		10,679	11,566
Equity attributable to owners of the Company		174,551	176,783
Non-controlling interest	10	35,357	35,236
Total equity		209,908	212,019

Total liabilities and equity		399,306	411,447

Contingencies (notes 3, 8 and 16) and Subsequent Events (note 17)

Approved on behalf of the Board and authorized for issue on May 11, 2020:

“Alberto Arias”	“Koko Yamamoto”
Alberto Arias	Koko Yamamoto
Chairman of the Board	Chairperson Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended March 31,
		2020	2019
	Note	$	$
Revenue	15	55,558	49,180

Cost of sales
Mining costs	11	(37,748)	(30,799)
Depletion, depreciation and amortization	11	(9,593)	(8,118)
		(47,341)	(38,917)

Gross profit from mining operations		8,217	10,263

General and administrative expenses		(5,490)	(3,905)
Selling expenses		(2,598)	(2,128)
Income from operations		129	4,230

Other income (loss)		316	(715)
Foreign currency exchange gain (loss)		3,444	(651)
Interest expense and other finance costs		(1,432)	(1,175)
Income before income tax		2,457	1,689

Income taxes (expense) recovery:
Current tax expense		(2,011)	(2,961)
Deferred tax recovery (expense)		(2,194)	716
		(4,205)	(2,245)

Net loss		(1,748)	(556)

Net income (loss) attributable to:
Shareholders of the Company		(1,869)	(1,724)
Non-controlling interests	10	121	1,168
		(1,748)	(556)

Weighted average shares outstanding (000s)
Basic		162,115	163,455
Diluted		162,115	163,455

Basic earnings (loss) per share		(0.01)	(0.01)
Diluted earnings (loss) per share		(0.01)	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Three months ended March 31,
	2020	2019
	$	$
Net loss	(1,748)	(556)

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	(736)	353
Total comprehensive income (loss)	(2,484)	(203)

Total comprehensive loss attributable to shareholders	(2,605)	(1,371)
Non-controlling interests	121	1,168
Total comprehensive loss attributable to shareholders	(2,484)	(203)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,380	230,456	11,566	(65,239)	176,783	35,236	212,019

Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense		-	373	-	373	-	373
Total comprehensive income (loss)		-	(736)	(1,869)	(2,605)	121	(2,484)
Balance at March 31, 2020	162,810,554	230,980	10,679	(67,108)	174,551	35,357	209,908

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605
					0
Exercise of RSUs	700,698	1,145	(1,145)	-	-	-	-
Share-based compensation expense		-	402	-	402	-	402
Shares repurchased and cancelled (note 9)	(40,112)	(50)	-	(50)	(100)	-	(100)
Total comprehensive income (loss)		-	353	(1,724)	(1,371)	1,168	(203)
Balance at March 31, 2019	164,087,922	232,887	10,480	(71,081)	172,286	31,418	203,704

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, unaudited)

		Three months ended March 31,
	Note	2020	2019
		$	$
Cash flows from operating activities
Net income (loss) from operations		(1,748)	(556)
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		9,702	8,130
Share-based compensation		373	402
Loss on disposals and write-offs		202	-
Interest expense and other finance costs		1,432	1,175
NRV adjustment to inventory		1,216	-
Current income tax expense		2,011	2,961
Deferred income taxes expense (recovery)		2,194	(716)
Unrealized foreign currency exchange (gain) loss		328	408
Operating cash flows before movements in working capital		15,710	11,804
Net changes in non-cash working capital items	14	(3,767)	(1,216)
Decomissioning liabilities settled		(38)	(49)
Income tax paid		(5,375)	(8,896)
Cash generated from operating activities		6,530	1,643

Cash flows used in investing activities
Capital expenditures		(11,235)	(11,343)
Cash used in investing activities		(11,235)	(11,343)

Cash flows from (used in) financing activities
Proceeds from issuance of loans, net of transaction costs		-	20,662
Repayment of loans and credit facilities		-	(8,193)
Loans interest paid		(1,273)	(509)
Cash paid to repurchase shares	9	-	(100)
Cash from (used in) financing activities		(1,273)	11,860

Effect of foreign exchange rate changes on cash and cash equivalents		(87)	(55)

Increase (decrease) in cash and cash equivalents		(6,065)	2,105
Cash and cash equivalents, beginning of period		42,980	21,832
Cash and cash equivalents, end of period		36,915	23,937

Supplemental cash flow information	14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2019, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 11, 2020.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at March 31, 2020 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2019 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there have been significant stock market declines and volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities the Company produces, on the Company’s suppliers, on its employees and on global financial markets.

On March 17, 2020, the Peruvian government announced a state of emergency to contain the advancement of COVID-19. On March 31, 2020, the Mexican Federal Government also announced suspension of all non-essential services for a period of 30 days. The Company has slowed down its mining operations at Yauricocha and Bolivar to safeguard the interest of the employees, while Cusi has been placed under care and maintenance considering its proximity to urban communities.

During the quarter ended March 31, 2020, the Company has made efforts to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. These measures combined with commodity market fluctuations resulting from COVID-19 have affected the Company’s financial results. While commodity prices have declined in U.S. dollar terms; the Company’s operations located in Canada, Peru and Mexico have benefited from the weakening of local currencies relative to the U.S. dollar.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

The reductions in production levels did not materially impact costs during the quarter but resulted in adjustments to inventory at the Cusi mine. Due to the decrease in the net realizable value resulting from COVID-19 impact on metal prices, the Company recorded inventory net realizable value write-downs of $1.2 million for the stockpiles and lead concentrate inventory. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate.

Impairment assessment of the cash generating units (CGUs) at the end of Q1 2020 did not show any required impairment charges, after identifying impairment indicators as of that date. However, there is heightened potential for impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Short-term prices for all of our commodities, with the exception of gold, have declined in the period preceding the end of the first quarter; however, given the relatively short duration of this market movement, market participant views of commodity prices over a longer horizon have remained largely unchanged. As an understanding of the longer-term impacts of COVID-19 on commodity, credit and equity markets develops, there is heightened potential for changes in these views over the balance of 2020.

The Peruvian Government has extended the state of emergency until May 24. As such, permitting submissions in Peru have also been halted, which will result in a delay in all permits being issued. In effort to ramp up economic activities in the country, the Government has lifted the suspension for some activities, which includes open pit mining. The Company continues to operate Yauricocha at a reduced capacity, anticipating suspension to be relaxed for subterranean mining in the near future.The Mexican Federal Government announced extension of suspension of all non-essential activities in Mexico until May 30. The Mexican Government also announced that suspension of activities will not apply to the municipalities that present a low or null transmission of COVID-19 as of May 18, 2020. The Mexican Government is expected to set clear guidelines before that time. The Bolivar mine continues to operate at reduced capacity, while the Cusi mine remains under care and maintenance during this period.

4	Trade and other receivables

	March 31,	December 31,
	2020	2019
	$	$
Trade receivables	14,609	20,549
Sales tax receivables	9,848	11,343
	24,457	31,892

5	Inventories

	March 31,	December 31,
	2020	2019
	$	$
Stockpiles	2,519	4,096
Concentrates	4,852	4,376
Supplies and spare parts	17,290	17,581
	24,661	26,053

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the periods ended March 31, 2020 and 2019 of $47,341 and $38,917, respectively. During the three months ended March 31, 2020, the Company wrote down stockpile and concentrate inventory to its net realizable value (“NRV”), recording a charge of $1,216 (2019 - $nil), which is included in our mining costs as per note 11.

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
	$	$	$	$	$
Balance as of January 1, 2019	239,921	436,810	47,482	64,524	788,737

Additions	14,455	6,249	26,046	8,751	55,501
Change in estimate of decomissioning liability	3,713	-	-	-	3,713
Disposals	(11,768)	-	(28)	-	(11,796)
Transfers	23,348	4,016	(23,348)	(4,016)	-
Balance as of December 31, 2019	269,669	447,075	50,152	69,259	836,155

Additions	1,842	2,053	1,968	5,372	11,235
Disposals	(9)	-	-	(202)	(211)
Transfers	14,107	5,753	(14,107)	(5,753)	-
Balance as of March 31, 2020	285,609	454,881	38,013	68,676	847,179

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $
Balance as of January 1, 2019	156,223	335,960	-	13,041	505,224

Depletion, depreciation and amortization	21,447	15,093	-	-	36,540
Disposals	(10,724)	-	-	-	(10,724)
Balance as of December 31, 2019	166,946	351,053	-	13,041	531,040
Depletion, depreciation and amortization	5,958	3,744	-	-	9,702
Disposals	(9)	-	-	-	(9)
Balance as of March 31, 2020	172,895	354,797	-	13,041	540,733

Net Book Value - March 31, 2020	112,714	100,084	38,013	55,635	306,446
Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513

The Company performs impairment indicators assessments for its property, plant and equipment at all sites, using life of mine plans at the end of each quarter. These life of mine plans incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate at quarter ends. As at March 31, 2020, management assessed its mining property assets and exploration and evaluation expenditures for impairment after identifying impairment indicators and determined that no impairment charges were required.

7	Accounts payable and accrued liabilities

	March 31,	December 31,
	2020	2019
	$	$
Trade payables	22,539	30,422
Other payables and accrued liabilities	12,356	14,488
	34,895	44,910

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

8	Loans payable

	March 31,	December 31,
	2020	2019
	$	$
Non-current

Senior Secured Corporate Credit Facility with Banco de Credito del Peru	99,474	99,814
Total loans payable	99,474	99,814

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at March 31, 2020.

The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 5.75%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the three months ended March 31, 2020 and the year ended December 31, 2019 was as follows:

	March 31,	December 31,
	2020	2019
Outstanding, beginning of period	1,630,423	1,380,085
Granted	-	1,356,418
Exercised	(695,175)	(700,698)
Forfeited	-	(405,382)
Outstanding, end of period	935,248	1,630,423

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the three months ended March 31, 2020 and March 31, 2019, the Company did not grant any tranches of RSU’s. RSUs exercised during the three months ended March 31, 2020 had a weighted average fair value of C$2.60. As at March 31, 2020, the weighted average fair value of the RSUs outstanding is C$1.82 (As at December 31, 2019 – C$2.34).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

(c)	Share re-purchase

On December 11, 2018, the Company approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the "TSX") and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 common shares of the Company which represented approximately 0.92% of the issued and outstanding common shares as at December 11, 2018.

In connection with its implementation of the NCIB, Sierra Metals obtained TSX approval of its notice of intention to make a normal course issuer bid (the “Notice”). The Notice provided that the Company may purchase up to 1,500,000 common shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any common share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 common shares, which represents 25% of the average daily trading volume of 16,858 common shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 common shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day.

The NCIB terminated on December 16, 2019 and hence no shares were purchased during the three months ended March 31, 2020. During the three months ended March 31, 2019, the Company purchased 40,112 shares under the NCIB for total consideration of $100 and a book value of $50.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet
	March 31,	December 31,
	2020	2019
	$	$
Current
Assets	83,912	90,438
Liabilities	(21,241)	(27,863)
Total current net assets	62,671	62,575

Non-current
Assets	174,339	171,884
Liabilities	(41,813)	(39,915)
Total non-current net assets	132,526	131,969
Net assets	195,197	194,544

Summarized income statement
	For the three months ended March 31,
	2020	2019
	$	$
Revenue	33,718	35,338
Income before income tax	4,691	8,636
Income tax expense	(4,023)	(2,202)
Total income	668	6,434
Total income attributable to non-controlling interests	121	1,168

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

Summarized cash flows
	For the three months ended March 31,
	2020	2019
	$	$

Cash flows from operating activities
Cash generated from operating activities	10,056	13,136
Net changes in non cash working capital items	(1,214)	(1,638)
Decomissioning liabilities settled	(39)	(49)
Income taxes paid	(5,110)	(8,896)
Net cash generated from operating activities	3,693	2,553
Net cash used in investing activities	(7,843)	(4,521)
Net cash used in financing activities	(335)	(2,690)
Effect of foreign exchange rate changes on cash and cash equivalents	(24)	17
Decrease in cash and cash equivalents	(4,509)	(4,641)
Cash and cash equivalents, beginning of period	35,004	17,898
Cash and cash equivalents, end of period	30,495	13,257

11	Mining costs

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three months ended March 31, 2020 and 2019 relate to the Yauricocha, Bolivar and Cusi Mines.

	Three months ended March 31,
	2020	2019
	$	$
Employee compensation and benefits	6,423	6,152
Third party and contractors costs	17,769	13,265
Depreciation	9,593	8,118
Consumables	10,937	9,244
Changes in inventory and other	2,619	2,138
	47,341	38,917

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019
(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2020	$	$	$	$	$
Revenue (1)	33,718	18,560	3,280	-	55,558

Production cost of sales	(21,694)	(9,880)	(6,174)	-	(37,748)
Depletion of mineral property	(3,948)	(1,031)	(739)	-	(5,718)
Depreciation and amortization of property, plant and equipment	(1,247)	(1,967)	(661)	-	(3,875)
Cost of sales	(26,889)	(12,878)	(7,574)	-	(47,341)

Gross profit (loss) from mining operations	6,829	5,682	(4,294)	-	8,217

Income (loss) from operations	3,629	2,981	(5,018)	(1,463)	129
Interest expense and other finance costs	(1,035)	(5)	(6)	(386)	(1,432)
Other income (expense)	(10)	157	33	136	316
Foreign currency exchange gain (loss)	61	2,372	486	525	3,444
Income (loss) before income tax	2,645	5,505	(4,505)	(1,188)	2,457

Income tax expense	(4,144)	(51)	(10)	-	(4,205)

Net income (loss) from operations	(1,499)	5,454	(4,515)	(1,188)	(1,748)

	Peru	Mexico	Canada	Total
March 31, 2020	$	$	$	$
Total assets	236,425	156,915	5,966	399,306
Non-current assets	174,472	132,909	74	307,455
Total liabilities	132,681	25,853	30,864	189,398

(1) Includes provisional pricing adjustments of: $127 for Yauricocha, $(283) for Bolivar, and $161 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2019	$	$	$	$	$
Revenue (1)	35,338	11,823	2,019	-	49,180

Production cost of sales	(18,869)	(9,783)	(2,147)	-	(30,799)
Depletion of mineral property	(3,206)	(1,013)	(222)	-	(4,441)
Depreciation and amortization of property, plant and equipment	(1,151)	(2,071)	(455)	-	(3,677)
Cost of sales	(23,226)	(12,867)	(2,824)	-	(38,917)

Gross profit (loss) from mining operations	12,112	(1,044)	(805)	-	10,263

Income (loss) from operations	9,148	(2,335)	(1,033)	(1,550)	4,230
Interest expense and other finance costs	(924)	-	(251)	-	(1,175)
Other income (expense)	38	(428)	(75)	(250)	(715)
Foreign currency exchange gain (loss)	(541)	85	15	(210)	(651)
Income (loss) before income tax	7,721	(2,678)	(1,344)	(2,010)	1,689

Income tax expense	(2,202)	(36)	(7)	-	(2,245)

Net income (loss) from operations	5,519	(2,714)	(1,351)	(2,010)	(556)

	Peru	Mexico		Canada	Total
March 31, 2019	$	$		$	$
Total assets	209,626	148,708		1,861	360,195
Non-current assets	163,544	123,723		100	287,367
Total liabilities	126,535	29,060		896	156,491

(1) Includes provisional pricing adjustments of: $392 for Yauricocha, $(42) for Bolivar, and $(7) for Cusi.

For the three months ended March 31, 2020, 61% of the revenues ($33,718) were from five customers based in Peru and the remaining 39% of the revenues ($21,836) were from one customer based in Mexico. In Peru, two of the five customers accounted for 44% and 29% of the revenues.

For the three months ended March 31, 2019, 72% of the revenues ($35,338) were from two customers based in Peru and the remaining 28% of the revenues ($13,842) were from two customers based in Mexico. In Peru, the two customers accounted for 74% and 26% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

As at March 31, 2020, the trade receivable balance of $14,609 includes amounts outstanding of $3,281 and $11,328 from the customers in Mexico and Peru, respectively.

12	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at March 31, 2020 and December 31, 2019, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2020 and December 31, 2019, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements	$	$	$	$	$	$	$	$
Trade receivables (1)	-	14,609	-	14,609	-	20,549	-	20,549
	-	14,609	-	14,609	-	20,549	-	20,549

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2020 and 2019.

14	Supplemental cash flow information

Changes in working capital

	Three months ended March 31,
	2020	2019
	$	$
Trade and other receivables	7,435	3,980
Financial and other assets	217	(184)
Income tax receivable	-	36
Inventories	176	(398)
Accounts payable and accrued liabilities	(9,996)	(568)
Income taxes payable	(40)	(174)
Other liabilities	(1,559)	(3,908)
	(3,767)	(1,216)

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
	$
Revenues from contracts with customers	55,553	48,837
Provisional pricing adjustments on concentrate sales	5	343
Total revenues	55,558	49,180

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(In thousands of United States dollars, except per share amounts and unless otherwise stated, unaudited)

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
	$
Revenues from contracts with customers:
Silver	11,053	8,069
Copper	22,414	18,590
Lead	5,603	5,794
Zinc	11,317	14,512
Gold	5,166	1,872
Total revenues from contracts with customers	55,553	48,837

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

a)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

17	Subsequent Events

Grant of RSU’s

During April 2020, the Board of Directors approved the granting of 898,857 RSU’s pursuant to the Company’s RSU Plan to directors, officers and employees of the Company. The vesting conditions of the RSU’s granted are consistent with all previous grants and will vest in three tranches starting approximately one year from the grant date.

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